Exhibit 3.4

CERTIFICATE OF AMENDMENT

OF

RESTATED CERTIFICATE OF INCORPORATION

OF

GINGER PUNCH RACING CORPORATION

Ginger Punch Racing Corporation, a corporation organized and existing under the General Corporation Law of the State of Delaware (the “Corporation”), does hereby certify:

1. The name of the corporation is Ginger Punch Racing Corporation. The original Certificate of Incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on November 18, 2011, the Restated Certificate of Incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on February 6, 2012, and a Certificate of Amendment to the Restated Certificate of Incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on March 13, 2012.

2. The Board of Directors of the Corporation adopted resolutions proposing and declaring advisable that the Certificate of Incorporation of the Corporation be amended as follows:

The definition of “Redemption Price” in Article SEVENTH are hereby amended and restated in their entirety to read as follows:

(p) “Redemption Price” shall mean the price to be paid by the corporation for the Securities to be redeemed pursuant to this Article, which shall be that price (if any) required to be paid by the Racing Authority making the finding of unsuitability, or if such Racing Authority does not require a certain price to be paid (including if the finding of unsuitability is made by the Board of Directors alone), shall be (i) if paid in cash, that amount determined by using the net tangible asset method and (ii) if paid by the issuance of a promissory note, that amount payable pursuant to the terms of such promissory note as described in the third succeeding sentence. The value of the assets and liabilities used for the calculation described in clause (i) above will be the last published financial statement. Net tangible assets are calculated as follows: (total assets less intangible assets less all liabilities), divided by the total number of outstanding shares. Except as otherwise required by such Racing Authority, the Corporation may pay the Redemption Price in any combination of cash and/or promissory note, as determined by the Board of Directors, provided, that in the event the corporation elects to pay all or any portion of the Redemption Price with a promissory note, such promissory note shall have a term ending on the Distribution Date (subject to extension of a pro rata portion of the promissory note in the event a portion of the liquidation proceeds of the corporation is distributed on a later date) and bear interest at a rate equal to the lowest “applicable federal rate” and shall contain such other terms and conditions as the Board of Directors determines, in its discretion, to be necessary or advisable. The principal amount of any such promissory note shall be the amount payable upon the dissolution of the corporation to the holder on the record date for such dissolution of the number of shares redeemed with such promissory note (assuming all shares redeemed with promissory notes remained outstanding on such record date). Payments under any such promissory note will be pari passu with other liquidating payments and holders of such promissory notes will not have any right to payment in preference to stockholders.

3. This Certificate of Amendment was duly adopted by the stockholders of the Corporation in accordance with Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the undersigned, being a duly elected officer of the Corporation, hereby executes, signs and acknowledges this Certificate of Amendment this 2nd day of May, 2012 and affirms the statements contained herein as true under penalty of perjury.

GINGER PUNCH RACING CORPORATION

By:	/s/ Jack Brothers
Name: Jack Brothers Title: Chief Executive Officer and President